Exhibit 99.1

Sundial Expands into the Edible Market with Choklat Collaboration

CALGARY, AB, Nov. 9, 2020 /CNW/ - Sundial Growers Inc. (NASDAQ: SNDL) ("Sundial" or the "Company"), is pleased to announce that it has entered into a sales and distribution agreement (the "Agreement") with local company Choklat Inc. ("Choklat"), a Health Canada licensed chocolatier company focused on offering decadent confections with high-quality flavour. The new collaboration between the two Alberta-based companies provides Sundial the opportunity to continue to expand its product portfolio and enter the edible market.

As part of the contractual arrangement, Sundial and Choklat will launch a cannabis-infused confectionary brand, offering a selection of chocolate bars, drinking chocolate and infused sugar, all containing 10 milligrams of THC, the highest amount legal to sell in a single edible serving in Canada. Both companies expect to scale the collaboration across the country with first product targeting to be in-stores ahead of the holiday season in Alberta.

"We quickly understood that to expand our portfolio and enter the edible market, we needed to seek a reputable partner with tremendous expertise on craft chocolate confections," said Zach George, Sundial's CEO. "This partnership allows us to further leverage our sales and distribution capabilities and infrastructure with low capital intensity. We are excited to partner with an established Alberta brand such as Choklat to provide products that will appeal to chocolate and cannabis lovers."

Under the terms of the Agreement, Choklat will produce and package the products and Sundial will use its sales and distribution infrastructure to get the product on retailers' shelves. This agreement will enable both companies to capitalize on what they do best, which is produce conventional chocolate products for Choklat and produce premium cannabis products for Sundial.

"For the past 12 years, Choklat has focused solely on innovation and quality and we are excited to partner with Sundial and provide our premium products to the cannabis consumer," said Brad Churchill, CEO of Choklat Inc.  "Sundial's national presence through their supply chain and customer relations at the provincial and retail level will allow the Choklat brand to get to market and expand over time. This is a great opportunity for two grassroots Alberta companies."

Choklat has a proven track record of producing craft chocolate confections, using the best quality ingredients. Choklat products are currently available in 110 groceries stores across Alberta and is producing its cannabis-infused confections in its 6,000 square-foot facility located in Calgary, Alberta. Sundial will ensure rigorous testing protocols are in place to guarantee the high-quality products its consumers are used to, as well as using only cannabis products with no fillers, additives or artificial flavouring.

About Sundial Growers Inc.

Sundial is a public company with Common Shares traded on Nasdaq under the symbol "SNDL".

Sundial is a licensed producer that crafts cannabis using state-of-the-art indoor facilities. Our 'craft-at-scale' modular growing approach, award-winning genetics and experienced growers set us apart.

Our Canadian operations cultivate small-batch cannabis using an individualized "room" approach, with 470,000 square feet of total space.

Sundial's brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto and Grasslands. Our consumer-packaged goods experience enables us to not just grow quality cannabis, but also to create exceptional consumer and customer experiences.

We are proudly Albertan, headquartered in Calgary, AB, with operations in Olds, AB, and Rocky View County, AB.

Forward-Looking Information Cautionary Statement

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking-statements in this release include, but are not limited to, the opinions and beliefs of management. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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SOURCE Sundial Growers Inc.

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%CIK: 0001766600

For further information: Sophie Pilon, Corporate Communications, Sundial Growers Inc., O: 1.587.327.2017, C: 1.403.815.7340, E: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 08:30e 09-NOV-20